Louis Taubman (Admitted NY)
Email lou@lhttlaw.com

November 5, 2010

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn:   Mr. Wyman

Re:	Tianyin Pharmaceutical Co., Inc.
Form 10-K for the Fiscal Year Ended June 30, 2009
File No. 001-34189

Dear Mr. Wyman:

I am counsel to Tianyin Pharmaceutical Co., Inc. (“Tianyin”).  Tianyin received your comment letter October 29,  2010 regarding the above referenced Annual Report on Form 10-K.  On behalf of my client, I am writing to inform you that Tianyin intends to file its response to your letter on or before November 23, 2010.  Please feel free to contact the undersigned if you have any questions regarding the Form 10-K or this letter.

Very truly yours,
LESER HUNTER TAUBMAN & TAUBMAN

/s/ Louis Taubman
By: Louis Taubman
Attorney at Law

cc: Dr. Jiang,
Tianyin Pharmaceutical Co., Inc.
CEO